UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	SEC File No.
	ArvinMeritor, Inc.		38-3354643		1-15983

(d)	Address of Issuer
	2135 West Maple Road		Troy, MI 48084-7186		248 435-1000

	(Street)		(City) (State) (Zip Code)		(Area Code) (Number)

2(a)	Name of Person for Whose Account the Securities are to be Sold	(b)	IRS Ident. No.	(c)	Relationship to Issuer
	Larry D. Yost				Officer, Director

(d)	Address

	2135 West Maple Road		Troy, MI 48084-7186

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Aquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))

Common Stock, $1.00 par value	Bank One Securities 611 Woodward Avenue Suite 8088 Detroit, Michigan 48226		19,560	$391,200 (8/4/04)	69,377,477 (1)	8/5/2004	NYSE

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

3.	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock, $1.00 par value	9/30/97 11/17/97 11/19/97 11/24/97 11/25/97 7/23/99	Open market purchases Open market purchases Open market purchases Open market purchases Open market purchases Open market purchases		2,310 (2) 3,750 (2) 3,000 (2) 9,600 (2) 150 (2) 750 (2)	9/30/97 11/17/97 11/19/97 11/24/97 11/25/97 7/23/99	cash cash cash cash cash cash

INSTRUCTIONS:	If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

None

Page 3 REMARKS:

(1)	Based on the number of shares outstanding as of 4/30/04 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended 3/28/04.

(2)	As adjusted to reflect the merger of Meritor Automotive, Inc. and Arvin Industries, Inc. on July 7, 2000.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

8/5/2004 DATE OF NOTICE	/s/ Larry D. Yost (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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